Supplemental Material for Financial Results for FY2017 First Quarter (Consolidated)

< U.S. GAAP >

	FY2016										FY2017		FY2017
	1Q (2015/4-6)		2Q (2015/7-9)		3Q (2015/10-12)		4Q (2016/1-3)		12 months (’15/4-’16/3)		1Q (2016/4-6)		Forecast 12 months (’16/4-’17/3)
Vehicle Production (thousands of units)	2,093		2,166		2,146		2,171		8,576		2,149
(Japan) – including Daihatsu & Hino	941		1,000		1,010		1,030		3,981		934
[Daihatsu & Hino]	[193	]	[187	]	[205	]	[224	]	[809	]	[194	]
(Overseas) – including Daihatsu & Hino	1,152		1,166		1,136		1,141		4,595		1,215
[Daihatsu & Hino]	[80	]	[68	]	[80	]	[74	]	[302	]	[86	]
North America	527		462		464		516		1,970		527
Europe	135		132		152		145		565		144
Asia	372		438		414		382		1,605		420
Central and South America	65		75		55		60		255		69
Oceania	24		28		23		21		95		21
Africa	29		31		28		17		105		34
Vehicle Sales (thousands of units)	2,114		2,164		2,215		2,189		8,681		2,172		8,900
[First Half 6 months]									[4,278	]			[4,300	]
(Japan) – including Daihatsu & Hino	470		514		493		583		2,059		511		2,240
[Daihatsu & Hino]	[129	]	[137	]	[141	]	[186	]	[592	]	[132	]	[640	]
(Overseas) – including Daihatsu & Hino	1,644		1,650		1,722		1,606		6,622		1,661		6,660
[Daihatsu & Hino]	[76	]	[66	]	[70	]	[70	]	[282	]	[72	]	[290	]
North America	729		684		728		698		2,839		715		2,880
Europe	206		201		210		226		844		222		950
Asia	328		325		362		329		1,345		384		1,470
Central and South America	98		112		90		93		392		101		400
Oceania	62		61		75		61		260		64		250
Africa	52		55		44		40		191		43		190
Middle East	167		210		211		158		744		130		520
Other	2		2		2		1		7		2
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,502		2,477		2,652		2,463		10,094		2,529		10,150
Housing Sales (units)	891		1,533		1,335		1,992		5,751		1,185		6,100

Supplemental 1

Supplemental Material for Financial Results for FY2017 First Quarter (Consolidated)

< U.S. GAAP >

	FY2016					FY2017		FY2017
	1Q (2015/4-6)	2Q (2015/7-9)	3Q (2015/10-12)	4Q (2016/1-3)	12 months (’15/4-’16/3)	1Q (2016/4-6)		Forecast 12 months (’16/4-’17/3)
Foreign Exchange Rates
Yen to US Dollar Rate	121	122	121	115	120	108		as premise:102
Yen to Euro Rate	134	136	133	127	133	122		as premise:113
Market Share (Japan)
Toyota(excluding Mini-Vehicles) (%)	47.9	45.4	49.5	44.9	46.8	49.7		approximately: 48.0
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	43.3	42.3	45.9	42.0	43.2	47.0
Number of Employees	349,131	349,508	349,766	348,877	348,877	354,974	(Note 1)
Net Revenues (billions of yen)	6,987.6	7,103.8	7,339.8	6,971.7	28,403.1	6,589.1		26,000.0
Geographic Information
Japan	3,501.9	3,720.2	3,851.6	3,685.6	14,759.4	3,361.4
North America	2,840.4	2,690.3	2,856.9	2,664.1	11,051.9	2,534.5
Europe	644.0	665.2	656.9	695.0	2,661.3	621.8
Asia	1,142.9	1,298.1	1,361.1	1,201.5	5,003.8	1,182.6
Other	596.2	588.5	558.8	466.5	2,210.2	521.5
Elimination	-1,738.0	-1,858.6	-1,945.6	-1,741.3	-7,283.7	-1,632.8
Business Segment
Automotive	6,411.3	6,471.5	6,715.0	6,379.4	25,977.4	6,029.0
Financial Services	470.3	479.6	483.9	462.2	1,896.2	438.9
All Other	256.9	294.5	283.0	342.7	1,177.3	249.0
Elimination	-150.9	-141.9	-142.1	-212.7	-647.9	-127.8
Operating Income (billions of yen)	756.0	827.4	722.2	548.3	2,853.9	642.2		1,600.0
(Operating Income Ratio) (%)	(10.8)	(11.6)	(9.8)	(7.9)	(10.0)	(9.7)		(6.2)
Geographic Information
Japan	475.8	482.3	392.7	326.5	1,677.5	290.3
North America	126.8	148.5	150.7	102.6	528.8	171.4
Europe	7.8	22.3	20.5	21.6	72.4	9.0
Asia	100.0	144.0	134.8	70.2	449.1	127.4
Other	38.0	28.8	25.0	16.9	108.9	27.3
Elimination	7.3	1.2	-1.6	10.2	17.1	16.6
Business Segment
Automotive	677.5	713.7	607.6	449.9	2,448.9	543.4
Financial Services	70.1	95.6	99.2	74.1	339.2	90.2
All Other	12.2	14.9	17.8	21.3	66.5	10.3
Elimination	-4.0	2.9	-2.5	2.7	-0.7	-1.7
Income before Income Taxes (billions of yen)	845.2	829.8	777.7	530.4	2,983.3	677.0		1,780.0
(Income before Income Taxes Ratio) (%)	(12.1)	(11.7)	(10.6)	(7.6)	(10.5)	(10.3)		(6.8)
Equity in Earnings of Affiliated Companies (billions of yen)	100.9	60.7	106.0	61.3	329.0	90.0		290.0
Net Income (billions of yen)	646.3	611.7	627.9	426.6	2,312.6	552.4		1,450.0	(Note 2)
(Net Income Ratio) (%)	(9.3)	(8.6)	(8.6)	(6.1)	(8.1)	(8.4)		(5.6)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	311.3	—	334.1	645.5	—	(Note 3)
Cash Dividends per Share (yen)	—	100	—	110	210	—
Payout Ratio (%)	—	25.0	—	32.2	28.3	—
Model AA Class Shares
Cash Dividends (billions of yen)	—	1.2	—	1.2	2.4	—	(Note 3)
Cash Dividends per Share (yen)	—	26	—	26	52	—
Value of Shares Repurchased (billions of yen)[actual purchase]	—	249.1	300.8	232.6	782.6	147.7	(Note 4)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	139.3	—	500.0 (maximum)	639.3 (maximum)	—	(Note 4) (Note 5)
Number of Shares Canceled (thousands)	—	—	80,000	—	80,000	—	(Note 6)
Number of Outstanding Common Shares (thousands)	3,417,997	3,417,997	3,337,997	3,337,997	3,337,997	3,337,997
Number of Outstanding Model AA Class Shares (thousands)	—	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2017 First Quarter (Consolidated)

< U.S. GAAP >

	FY2016					FY2017		FY2017
	1Q (2015/4-6)	2Q (2015/7-9)	3Q (2015/10-12)	4Q (2016/1-3)	12 months (’15/4-’16/3)	1Q (2016/4-6)		Forecast 12 months (’16/4-’17/3)
R&D Expenses (billions of yen)	265.7	264.1	270.3	255.4	1,055.6	274.1		1,070.0
Depreciation Expenses (billions of yen)	200.3	216.7	226.8	241.2	885.1	205.8		920.0	(Note 7)
Geographic Information
Japan	99.5	115.7	121.3	129.4	466.2	111.9		530.0
North America	49.2	49.5	48.9	46.3	194.0	42.0		165.0
Europe	12.5	12.2	14.2	18.7	57.7	11.1		55.0
Asia	30.1	32.7	34.3	36.7	133.9	32.2		130.0
Other	8.9	6.4	7.9	9.8	33.1	8.4		40.0
Capital Expenditures (billions of yen)	300.1	260.4	303.5	428.3	1,292.5	253.3		1,340.0	(Note 7)
Geographic Information
Japan	109.1	141.6	145.2	250.8	646.8	135.1		755.0
North America	57.4	48.6	57.6	70.4	234.2	70.1		315.0
Europe	10.5	16.4	14.6	36.1	77.7	10.8		75.0
Asia	90.6	29.2	66.7	53.1	239.7	29.1		140.0
Other	32.4	24.4	19.2	17.7	93.9	8.0		55.0
Total Liquid Assets (billions of yen)	8,794.4	9,160.1	9,001.3	9,229.9	9,229.9	8,700.2	(Note 8)
Total Assets (billions of yen)	48,821.4	48,574.5	48,922.9	47,427.5	47,427.5	44,524.3
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	17,205.0	17,039.6	17,287.4	16,746.9	16,746.9	16,127.8
Return on Equity (%)	15.2	14.2	14.6	10.0	13.8	13.4
Return on Asset (%)	5.4	5.0	5.2	3.5	4.9	4.8
Number of Consolidated Subsidiaries (including Variable Interest Entities)					548
No. of Affil. Accounted for Under the Equity Method					54

Analysis of Consolidated Net Income for FY2017(Note 2) (billions of yen, approximately)	1Q (2016/4-6)
Marketing Efforts	85.0
Effects of Changes in Exchange Rates	-235.0
Cost Reduction Efforts	90.0
From Engineering	80.0
From Manufacturing and Logistics	10.0
Increases in Expenses, etc.	-30.0
Other	-23.7
(Changes in Operating Income)	-113.7
Non-operating Income	-54.4
Equity in Earnings of Affiliated Companies	-10.9
Income Taxes, Net Income Attributable to Noncontrolling Interests	85.1
(Changes in Net Income)(Note 2)	-93.9

Supplemental 3